1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 26, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1 99.2	Press release on 2024/01/26: Announcement on 2024/01/26:	Chunghwa Telecom reports 2024 guidance Company Board resolves to approve donation to related parties

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom Reports 2024 Guidance

TAIPEI, Taiwan, R.O.C. January 26, 2024 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2024 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

Looking ahead to 2024, Chunghwa Telecom will solidify its leading position in mobile market revenue and market share with outstanding network and service quality. By promoting fixed broadband speed upgrades, the Company aims to deliver the highest quality services, strengthen customer relationships, and enhance user experience to sustain its leading position. Furthermore, by increasing investment in original video content, the Company aims to enhance market share and customer contribution while promoting Taiwanese original productions to the global stage. At the same time, we will continue to implement sustainable transformation, drive digital transformation, embark on AI transformation, enhance resilience and security, and explore opportunities in 5G smart applications, to further advance the innovation and growth for information and communication technology business. In terms of international business, we will continue to strengthen our position as the Asia-Pacific information hub and team up with Taiwan companies to expand market worldwide. Chunghwa Telecom is confident to maintain its leading position in the industry and widen our lead against peers due to our solid strengths and growth momentum.

For 2024, the Company expects total revenue to increase by NT$ 5.34~NT$6.99 billion, or 2.4%~3.1%, to NT$228.54~NT$230.19 billion as compared to the un-audited consolidated total revenue of 2023. The increase in revenue is expected to be propelled by increases in mobile communications revenue, broadband access revenue, and data communications revenue, as well as revenue coming from the expansion of emerging businesses driven by the sustainable transformation and digital economy.

Operating costs and expenses for 2024 are expected to increase by NT$ 7.09~NT$ 8.06 billion, or 4.0%~4.6%, to NT$183.30~NT$184.27 billion as compared to the prior year. The increase is mainly from the increasing cost of investment in talents and infrastructure that supports future business development in emerging businesses.

Income from operations is expected to decrease by NT$ 1.12, to an increase by NT$0.15 billion, or -2.4%~0.3% to NT$45.23~NT$46.50 billion as compared to the prior year. Income before income tax, net income attributable to stockholders of the parent and net earnings per share are expected to be NT$45.90~NT$47.58 billion, NT$35.66~NT$37.20 billion and NT$4.60~NT$4.80, respectively, representing a decrease of NT$1.09 to an increase of NT$0.59 billion, a decrease of NT$1.26 to an increase of NT$ 0.28 billion and a decrease of NT$0.16 to an increase NT$0.04 respectively, year over year.

Acquisition of Property, Plant and Equipment in 2024 is expected to increase by NT$3.04 billion to NT$34.02 billion as compared to the prior year, owing to the investments in 5G deployment to maintain a competitive edge, the expansion of internet data center, new construction of submarine cable, and the elimination of energy-intensive equipment to realize ESG practices.

In response to the global trends in ESG sustainable development, industrial transformation, and alignment with national macro policies, Mr. Shui-Yi Kuo, Chairman and CEO of Chunghwa Telecom, stated, “Looking ahead to the new year, Chunghwa Telecom will continue to uphold the four core values of ‘integrity, customer trust, creation of value and innovation, and commitment to accountability.’ Meanwhile, we will leverage the Company’s four abundant assets: ‘customers and partners, technology platforms, infrastructures, and talents,’ to advance towards the Company's three major visions: ‘becoming an international benchmark enterprise based on sustainable development, becoming a leading brand of digital ecosystem co-creators; and becoming a top-notch technology conglomerate with a market value surpassing a trillion.’ Chunghwa Telecom is confident about the future development and looks forward to collaboratively creating a better future with all customers and partners.”

(NT$ billion except EPS)	2024(F)	2023 (un-audited)	change	YoY(%)
Revenue	228.54~230.19	223.20	5.34~6.99	2.4%~3.1%
Operating Costs and Expenses	183.30~184.27	176.21	7.09~8.06	4.0%~4.6%
Other Income and Expense	(0.01)~0.58	(0.64)	0.63~1.22	(193.2%)~(98.8%)
Income from Operations	45.23~46.50	46.35	(1.12)~0.15	(2.4%)~0.3%
Non-operating Income	0.67~1.08	0.64	0.03~0.44	5.6%~68.1%
Income before Income Tax	45.90~47.58	46.99	(1.09)~0.59	(2.3%)~1.3%
Net Income Attributable to Stockholders of The Parent	35.66~37.20	36.92	(1.26)~0.28	(3.4%)~0.8%
EPS(NT$)	4.60~4.80	4.76	(0.16)~0.04	(3.4%)~0.8%
EBITDA	85.67~86.95	86.01	(0.34)~0.94	(0.4%)~1.1%
EBITDA Margin	37.5%~37.8%	38.5%	(1.0%)~(0.7%)
Acquisition of Material Assets	36.82	32.97	3.85	11.7%
Acquisition of Property, Plant and Equipment and Intangible Assets	34.02	30.98	3.04	9.8%
Others	2.80	1.99	0.81	40.5%
Disposal of Material Assets	-	0.02	(0.02)	(100%)

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) certain financing costs, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw

EXHIBIT 99.2

Board resolves to approve donation to related parties

Date of events: 2024/1/26

Content:

1.
Date of occurrence of the event: 2024/1/26
2.
Reason for the donation:

To promote philanthropy events and industry-academy cooperation.

3.
Total amount of the donation:

Donating Chunghwa Telecom Foundation NT$58.7 million and the government agencies NT$28.01 million, totally NT$86.71 million.

4.
Counterparty to the donation:

Chunghwa Telecom Foundation, and the government agencies (Tourism Administration of Ministry of Transportation and Communications (MoTC), Forestry and Nature Conservation Agency of Ministry of Agriculture (MOA), and public schools)

5.
Relationship with the Company:
(1)
Chunghwa Telecom Foundation: Being established by Chunghwa Telecom’s endowment
(2)
The Government agencies: The Ministry of Transportation and Communications (MoTC), the largest shareholder with 35.29% of Chunghwa Telecom's shares
6.
Name and resume of independent director(s) that expressed an objection or qualified opinion: None
7.
Objection or qualified opinion by the aforementioned independent director(s): None
8.
Any other matters that need to be specified: None